LIGHTSPEED ANNOUNCES LAUNCH OF PUBLIC OFFERING
OF SUBORDINATE VOTING SHARES
Montreal, QC (August 9, 2021) – Lightspeed Commerce Inc. (“Lightspeed” or the “Company”) (NYSE and TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced the launch of a public offering of Lightspeed’s subordinate voting shares in the United States and Canada.
A total of 7,000,000 subordinate voting shares will be offered by Lightspeed for sale under the offering, which will be conducted through Morgan Stanley and Barclays, as underwriters (the “Underwriters”).
Lightspeed will also grant the Underwriters an over-allotment option, exercisable for a period of 30 days from the date of the closing of the offering, to purchase up to 1,050,000 additional subordinate voting shares, representing in the aggregate 15% of the total number of subordinate voting shares to be sold pursuant to the offering.
The Company currently expects that the net proceeds of the offering will be used primarily to strengthen the Company's financial position and allow it to pursue its growth strategies. Closing of the offering will be subject to a number of customary conditions, including the listing of the subordinate voting shares issued by Lightspeed as part of the offering on the NYSE and the TSX, and any required approvals of the NYSE and the TSX.
In connection with the offering, Lightspeed will file a preliminary prospectus supplement to its short form base shelf prospectus dated May 27, 2021 (the “base shelf prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada, and with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10 under the U.S.-Canada multijurisdictional disclosure system (MJDS). The public offering will be made in Canada only by means of the base shelf prospectus and preliminary prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and preliminary prospectus supplement. Such documents contain important information about the offering. Copies of the base shelf prospectus, and the preliminary prospectus supplement when filed, can be found on SEDAR at www.sedar.com and a copy of the registration statement can be found on EDGAR at www.sec.gov. Copies of such documents may also be obtained from the following sources: Morgan Stanley, Attn: Prospectus Department - 180 Varick Street, 2nd Floor - New York, NY 10014 and Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, email: Barclaysprospectus@broadridge.com.
Prospective investors should read the base shelf prospectus and the preliminary prospectus supplement as well as the registration statement before making an investment decision.
No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the subordinate voting shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.
Forward-Looking Statements
This press release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including statements regarding the proposed offering, terms of the offering, closing of the offering and the intended use of proceeds thereof.
Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of the Company's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this press release, including, among other factors, those risk factors identified in the offering documents relating to the offering. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company. Readers cannot be assured that the offering discussed above will be completed on the terms described above, or at all. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. All of the forward-looking statements contained in this press release are expressly qualified by the foregoing cautionary statements.